# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Robinhood Ventures Fund I, CIK 0002085091
CUSIP: 770701100
Title of class of securities: Common Shares of Beneficial Interest
Address of issuer's principal executive offices: 85 Willow Road, Menlo Park, California (CA), 94025
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001783879

## Reporting persons
- Robinhood Markets, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 14,217,271; shared voting power 0; sole dispositive power 14,217,271; shared dispositive power 0; aggregate amount beneficially owned 14,217,271 (52.18% of the class)

## Item 1. Issuer
Name of issuer: Robinhood Ventures Fund I
Address of issuer's principal executive offices: 85 Willow Road, Menlo Park, CA 94025

## Item 2. Person Filing
Name of person filing: Robinhood Markets, Inc.
Address of principal business office or, if none, residence: 85 Willow Road, Menlo Park, CA 94025
Citizenship: US

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 14,217,271
Percent of class: 52.18
Sole power to vote or to direct the vote: 14,217,271
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 14,217,271
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Robinhood Markets, Inc.: /s/ Shiv Verma, Shiv Verma/Chief Financial Officer (05/18/2026)